As filed with the Securities and Exchange Commission on January 29, 2024
Securities Act File No. 333-276056

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 ☒
Pre-Effective Amendment No. ☐
Post-Effective Amendment No. 1 ☒

MORGAN STANLEY DIRECT LENDING FUND
(Exact Name of Registrant as Specified in Charter)

1585 Broadway, 23rd Floor
New York, New York 10036
(Address of Principal Executive Offices)
(212) 761-4000
(Registrant’s Telephone Number, Including Area Code)
Jeffrey S. Levin
c/o MS Capital Partners Adviser Inc.
1585 Broadway, 23rd Floor
New York, NY 10036
(Name and Address of Agent for Service)
Copies to:
Thomas J. Friedmann William J. Bielefeld Matthew J. Carter Jonathan H. Gaines Dechert LLP One International Place, 40th Floor 100 Oliver Street Boston, Massachusetts 02110-2605 (617) 728-7100	Paul D. Tropp Brian D. McCabe Ropes & Gray LLP 1211 Avenue of the Americas New York, NY 10036
☐   Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.
☐   Check box if any securities being registered in this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.
☐   Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.
☐   Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.
☐   Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of additional securities pursuant to Rule 413(b) under the Securities Act.
Is it proposed that this filing will become effective (check appropriate box):
☐   when declared effective pursuant to Section 8(c) of the Securities Act
If appropriate, check the following box:
☐   This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].
☐   This form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:   .
☐   This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:   .
☒   This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:   .
Check each box that appropriately characterizes the Registrant:
☐   Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).
☒   Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).
☐   Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).
☐   A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).
☐   Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).
☒   Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).
☒   If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards pursuant to Section 7(a)(2)(B) of Securities Act.
☐   New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE
This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-276056) of Morgan Stanley Direct Lending Fund (as amended, the “Registration Statement”) is being filed solely for the purpose of updating certain exhibits to the Registration Statement. Other than Item 16 of Part C of the Registration Statement, no changes have been made to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of the facing page, this explanatory note and Part C of the Registration Statement. The other contents of the Registration Statement are hereby incorporated by reference.

PART C
OTHER INFORMATION
Item 25.   Financial Statements and Exhibits
(1)
Financial Statements

The following financial statements of the Registrant are included in Part A of this Registration Statement:
PAGE
Interim Unaudited Financial Statements
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Statements of Assets and Liabilities as of September 30, 2023 (unaudited) and December 31, 2022	F-3
Consolidated Statements of Operations for the three and nine months period ended September 30, 2023 (unaudited) and September 30, 2022 (unaudited)	F-4
Consolidated Statements of Changes in Net Assets for the three and nine months period ended September 30, 2023 (unaudited) and September 30, 2022 (unaudited)	F-5
Consolidated Statements of Cash Flows for the nine months period ended September 30, 2023 (unaudited) and September 30, 2022 (unaudited)	F-6
Consolidated Schedule of Investments as of September 30, 2023 (unaudited) and December 31, 2022	F-7
Notes to the Consolidated Financial Statements (unaudited)	F-43
Audited Financial Statements
Report of Independent Registered Public Accounting Firm	F-66
Consolidated Statements of Assets and Liabilities as of December 31, 2022 and 2021	F-67
Consolidated Statements of Operations for the Year ended December 31, 2022, December 31, 2021 and December 31, 2020	F-68
Consolidated Statements of Changes in Net Assets for the Year ended December 31, 2022, December 31, 2021 and December 31, 2020	F-69
Consolidated Statements of Cash Flows for the Year ended December 31, 2022, December 31, 2021 and December 31, 2020	F-70
Consolidated Schedule of Investments as of December 31, 2022 and 2021	F-71
Notes to Consolidated Financial Statements	F-101

(2)
Exhibits

(a)	Form of Certificate of Incorporation (Incorporated by reference to the Company’s Form 10-12G/A filed by the Company on November 19, 2019 (File No. 000-56098)).
(b)(1)	Amended and Restated Bylaws (Incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q filed by the Company on May 10, 2023 (File No. 814-01332)).
(b)(2)	Amended and Restated Bylaws (Incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q, filed by the Company on May 10, 2023 (File No. 814-01332))
(c)	Not applicable.
(d)(1)	Description of Securities (Incorporated by reference to the Company’s Form 10-12G/A filed by the Company on November 19, 2019 (File No. 000-56098)).
(d)(2)	Indenture, dated as of February 11, 2022, by and between the Company and U.S. Bank Trust Company, National Association, as trustee (Incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed by the Company on February 11, 2022 (File No. 814-01332)).
(d)(3)	First Supplemental Indenture, dated as of February 11, 2022, relating to the 4.500% Notes due 2027, by and between the Company and U.S. Bank Trust Company, National Association, as trustee (Incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K, filed by the Company on February 11, 2022 (File No. 814-01332)).
(d)(4)	Form of 4.500% Notes due 2027 (Incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K, filed by the Company on February 11, 2022 (File No. 814-01332)).
(e)	Amended and Restated Dividend Reinvestment Plan.
(f)	Not applicable.
(g)(1)	Form of Waiver Letter Agreement to the Investment Advisory Agreement (Incorporated by reference to the Company’s Form 10-12G/A filed by the Company on November 19, 2019 (File No. 000-56098)).
(g)(2)	Amended and Restated Investment Advisory Agreement, dated as of January 24, 2024.
(h)	Underwriting Agreement, dated as of January 23, 2024 by and among Morgan Stanley Direct Lending Fund, MS Capital Partners Adviser Inc., Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC, Wells Fargo Securities, LLC and each of the underwriters named in Schedule A thereto.
(i)	Not applicable.
(j)	Form of Custody Agreement (Incorporated by reference to the Company’s Form 10-12G/A filed by the Company on November 19, 2019 (File No. 000-56098)).
(k)(1)	Form of Administration Agreement (Incorporated by reference to the Company’s Form 10-12G/A filed by the Company on November 19, 2019 (File No. 000-56098)).
(k)(2)	Form of Indemnification Agreement (Incorporated by reference to the Company’s Form 10-12G/A filed by the Company on November 19, 2019 (File No. 000-56098)).
(k)(3)	Form of License Agreement (Incorporated by reference to the Company’s Form 10-12G/A filed by the Company on November 19, 2019 (File No. 000-56098)).
(k)(4)	Purchase and Sale Agreement, dated as of October 14, 2020, between DLF Financing SPV LLC, as purchaser, and Morgan Stanley Direct Lending Fund, as seller (Incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed by the Company on October 20, 2020 (File No. 814-01332)).
(k)(5)	Revolving Credit and Security Agreement, dated as of October 14, 2020, among DLF Financing SPV LLC, as borrower, the lenders from time to time parties thereto, BNP Paribas, as administrative agent and lender, Morgan Stanley Direct Lending Fund, as equity holder and servicer, and U.S. Bank National Association, as collateral agent (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed by the Company on October 20, 2020 (File No. 814-01332)).

(k)(6)	Amendment No. 1 to Revolving Credit and Security Agreement, dated as of December 11, 2020, among DLF Financing SPV LLC, as borrower, the lenders from time to time parties thereto, BNP Paribas, as administrative agent and lender, Morgan Stanley Direct Lending Fund, as equity holder and servicer, and U.S. Bank National Association, as collateral agent (Incorporated by reference to Exhibit 10.14 to the Company’s Annual Report on Form 10-K, filed by the Company on March 19, 2021 (File No. 814-01332)).
(k)(7)	Amendment No. 2 to Revolving Credit and Security Agreement, dated as of March 2, 2021, among DLF Financing SPV LLC, as borrower, the lenders from time to time parties thereto, BNP Paribas, as administrative agent and lender, Morgan Stanley Direct Lending Fund, as equity holder and servicer, and U.S. Bank National Association, as collateral agent (Incorporated by reference to Exhibit 10.15 to the Company’s Annual Report on Form 10-K, filed by the Company on March 19, 2021 (File No. 814-01332)).
(k)(8)	Senior Secured Revolving Credit Agreement, dated as of July 16, 2021, among Morgan Stanley Direct Lending Fund, as Borrower, the Lenders and Issuing Banks party thereto, Truist Bank, as Administrative Agent, and Truist Securities, Inc., as Joint Lead Arranger and Sole Book Runner (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed by the Company on July 22, 2021 (File No. 814-01332)).
(k)(9)	Amendment No. 1 to Senior Secured Revolving Credit Agreement, dated as of December 3, 2021, among Morgan Stanley Direct Lending Fund, as Borrower, the Lenders and Issuing Banks party thereto, Truist Bank, as Administrative Agent, and Truist Securities, Inc., as Joint Lead Arranger and Sole Book Runner (Incorporated by reference to Exhibit 10.17 to the Company’s Annual Report on Form 10-K, filed by the Company on March 18, 2022 (File No. 814-01332 )).
(k)(10)	Registration Rights Agreement, dated as of February 11, 2022, relating to the 4.500% Notes due 2027, by and among the Company and SMBC Nikko Securities America, Inc., J.P. Morgan Securities LLC, MUFG Securities Americas Inc. and Truist Securities, Inc., as the representatives of the Initial Purchasers (Incorporated by reference to Exhibit 4.4 to the Company’s Current Report on Form 8-K, filed by the Company on February 11, 2022 (File No. 814-01332)).
(k)(11)	Master Note Purchase Agreement, dated as of September 13, 2022, by and among Morgan Stanley Direct Lending Fund and the Purchasers party thereto (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed by the Company on September 14, 2022 (File No. 814-01332)).
(k)(12)	Amendment No. 2 to Senior Secured Revolving Credit Agreement, dated May 20, 2022, among Morgan Stanley Direct Lending Fund, as Borrower, the Lenders party thereto, and Truist Bank, as Administrative Agent (Incorporated by reference to Exhibit 10.01 to the Company’s Current Report on Form 8-K, filed by the Company on May 20, 2022 (File No. 814-01332)).
(k)(13)	Amendment No. 3 to Senior Secured Revolving Credit Agreement, dated as of January 31, 2023, among Morgan Stanley Direct Lending Fund, as Borrower, the Lenders and Issuing Banks party thereto, Truist Bank, as Administrative Agent, Truist Securities, Inc, as Joint Lead Arranger and Sole Book Runner, and ING Capital LLC, MUFG Bank, LTD and Sumitomo Mitsui Banking Corporation, as Joint Lead Arrangers (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed by the Company on February 6, 2023 (File No. 814-01332)).
(k)(14)	Amendment No. 3 to Revolving Credit and Security Agreement, dated as of September 22, 2023, among DLF Financing SPV LLC, as borrower, the lenders from time to time parties thereto, BNP Paribas, as administrative agent and lender, Morgan Stanley Direct Lending Fund, as equity holder and servicer, and U.S. Bank National Association, as collateral agent (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed by the Company on September 28, 2023 (File No. 814-01332)).
(l)	Opinion and Consent of Dechert LLP (Incorporated by reference to the Company’s Registration Statement on Form N-2 filed by the Company on January 16, 2024 (File No. 333-276056)).
(m)	Not applicable.

(n)(1)	Consent of Independent Registered Public Accounting Firm (Incorporated by reference to the Company’s Registration Statement on Form N-2 filed by the Company on January 16, 2024 (File No. 333-276056)).
(n)(2)	Report of Deloitte & Touche LLP, Independent Registered Accounting Firm, with respect to the “Senior Securities” table (Incorporated by reference to the Company’s Registration Statement on Form N-2 filed by the Company on January 16, 2024 (File No. 333-276056)).
(n)(3)	Awareness Letter of Deloitte & Touche LLP (Incorporated by reference to the Company’s Registration Statement on Form N-2 filed by the Company on January 16, 2024 (File No. 333-276056)).
(o)	Not applicable.
(p)	Not applicable.
(q)	Not applicable.
(r)(1)	Code of Ethics of Morgan Stanley Direct Lending Fund (Incorporated by reference to the Company’s Form 10-12G/A filed by the Company on November 19, 2019 (File No. 000-56098)).
(r)(2)	Code of Ethics of MS Capital Partners Adviser Inc. (Incorporated by reference to the Company’s Form 10-12G/A filed by the Company on November 19, 2019 (File No. 000-56098)).
(s)(1)	Filing Fee Table (Incorporated by reference to the Company’s Registration Statement on Form N-2 filed by the Company on January 19, 2024 (File No. 333-276056)).
(s)(2)	Power of Attorney. (Incorporated by reference to the Company’s Registration Statement on Form N-2 filed by the Company on December 15, 2023 (File No. 333-276056)).
Item 26.   Marketing Arrangements
The information contained under the heading “Underwriting” in this Registration Statement is incorporated herein by reference.
Item 27.   Other Expenses of Issuance and Distribution
Securities and Exchange Commission registration fee	$17,542.63
NYSE Listing Fee	25,000
Financial Industry Regulatory Authority fees	15,935
Printing expenses	95,000(1)
Accounting fees and expenses	50,000(1)
Legal fees and expenses	1,300,000(1)
Miscellaneous	296,522.37(1)
Total	$1,800,000(1)

(1)
Estimated.

All of the expenses set forth above shall be borne by the Registrant.
Item 28.   Persons Controlled by or Under Common Control with Registrant
The information contained under the headings “Business,” “Management,” “Certain Relationships and Related-Party Transactions” and “Control Persons and Principal Stockholders” in this Registration Statement is incorporated herein by reference.
The following table sets forth the Company’s consolidated subsidiaries.
DLF CA SPV LLC (Delaware)	100%
DLF SPV LLC (Delaware)	100%
DLF Financing SPV LLC (Delaware)	100%
DLF Equity Holdings LLC (Delaware)	100%

Item 29.   Number of Holders of Securities
The following table sets forth the approximate number of record holders of the Registrant’s Common Stock at January 12, 2024.
Title of Class	Number of Record Holders
Common stock, par value $0.001 per share	6,513
Item 30.   Indemnification
The information contained under the heading “Description of Capital Stock — Limitation on Liability of Directors and Officers; Indemnification and Advance of Expense” is incorporated herein by reference.
We have entered into indemnification agreements with our directors and officers. The indemnification agreements are intended to provide our directors the maximum indemnification permitted under Delaware law and the 1940 Act and are generally consistent with the indemnification provisions of the Company’s certificate of incorporation and bylaws. Each indemnification agreement provides that we will indemnify the Indemnitee, including the advancement of legal expenses, if, by reason of his or her corporate status, the Indemnitee is, or is threatened to be, made a party to or a witness in any threatened, pending, or completed proceeding, to the maximum extent permitted by Delaware law and the 1940 Act.
We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.
Insofar as indemnification for liability arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
Item 31.   Business and Other Connections of Our Investment Adviser
A description of any other business, profession, vocation or employment of a substantial nature in which our Adviser, and each director or executive officer of our Adviser, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the section entitled “Management.” Additional information regarding our Adviser and its officers and directors is set forth in its Form ADV, as filed with the SEC (SEC File No. 801-69426), and is incorporated herein by reference.
Item 32.   Locations of Accounts and Records
All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act, and the rules thereunder are maintained at the offices of:
(3)
the Registrant, Morgan Stanley Direct Lending Fund, 1585 Broadway, 23rd Floor, New York, New York 10036

(4)
the Transfer Agent and Custodian, State Street Bank and Trust Company, 100 Summer Street, Floor 5, Boston, Massachusetts 02110;

(5)
the Adviser, Morgan Stanley, 1585 Broadway, 23rd Floor, New York, New York 10036

Item 33.   Management Services
Not applicable.
Item 34.   Undertakings
1.
The Registrant undertakes to suspend the offering of shares until the prospectus is amended if (1) subsequent to the effective date of its registration statement, the net asset value declines more than 10% from its net asset value as of the effective date of the registration statement; or (2) the net asset value increases to an amount greater than the net proceeds as stated in the prospectus.

2.
Not applicable.

3.
Not applicable.

4.
The Registrant undertakes that:

a.
For the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and.

b.
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

5.
Not applicable.

6.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

7.
The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Post-Effective Amendment No. 1 to be signed on its behalf by the undersigned, thereunto duly authorized, in New York City, and State of New York on the 29th day of January, 2024.
MORGAN STANLEY DIRECT LENDING FUND
By:
/s/ Jeffrey S. Levin

Name: Jeffrey S. Levin
Title: Director and Chief Executive Officer
Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 has been signed by the following persons in the capacities and on the dates indicated. This document may be executed by the signatories hereto on any number of counterparts, all of which constitute one and the same instrument.
Signature	Title	Date
/s/ Jeffrey S. Levin Jeffrey S. Levin	Director and Chief Executive Officer (principal executive officer)	January 29, 2024
/s/ David Pessah David Pessah	Chief Financial Officer (principal financial and accounting officer)	January 29, 2024
/s/ David Miller* David Miller	Director & Chair	January 29, 2024
/s/ Joan Binstock* Joan Binstock	Director	January 29, 2024
/s/ Bruce Frank* Bruce Frank	Director	January 29, 2024
/s/ Adam Metz* Adam Metz	Director	January 29, 2024
/s/ Kevin Shannon* Kevin Shannon	Director	January 29, 2024

*
Signed by Orit Mizrachi pursuant to a power of attorney signed by each individual and filed with this Registration Statement on December 15, 2023.